Exhibit 99.1

January, 2009 Investors Presentation

Disclaimer / "Safe Harbor" Statement This presentation does not, in any jurisdiction, and in particular not in the U.S., constitute or form part of, and should not be construed as, any offer for sale of, or solicitation of any offer to buy, or any investment advice in connection with, any securities of Satmex nor should it or any part of it form the basis of, or be relied on in connection with, any contract or commitment whatsoever. No representation or warranty, express or implied, is or will be made by Satmex, its directors, officers, employees, counsels or advisors or any other person as to the accuracy, completeness or fairness of the information or opinions contained in this presentation, and any reliance you place on them will be at your sole risk. Without prejudice to the foregoing, none of Satmex, its directors, officers, employees, counsels or advisors accept any liability whatsoever for any loss however arising, directly or indirectly, from use of this presentation or its contents or otherwise arising in connection therewith. This presentation contains forward-looking statements about Satmex, including but not necessarily limited to our anticipated financial performance, business trends and prospects, strategic priorities, and similar statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are based on current information and expectations. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including intense competition in the satellite industry, the vulnerability of in-orbit satellites, rapid technological changes in the satellite industry, our dependence on the satellite industry for most of our revenues, our ability to obtain additional financing, the fluctuation of the U.S. Dollar-Mexican Peso exchange rate and other risks and uncertainties noted in our Securities and Exchange Commission filings, including our Annual Report on Form 20-F for the year ended December 31, 2007, and subsequent filings. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. This presentation contains non-U.S. GAAP financial measures, such as EBITDA and EBITDA Margin. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA Margin is computed as the percentage EBITDA bears to revenues. EBITDA is not a recognized term under U.S. GAAP. EBITDA does not represent net income or cash flows from operations, as these terms are defined under U.S. GAAP, and should not be considered as alternatives to net income as an indicator of operating performance or to cash flows as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of cash flow available to management for discretionary use, as this measure does not consider certain cash requirements such as capital expenditures, tax payments and debt service requirements. EBITDA and EBITDA Margin as presented herein are not necessarily comparable to similarly titled measures reported by other companies. EBITDA and EBITDA Margin are presented herein because Satmex uses such information in its review of management and in performance of its business. For reconciliations of the non-U.S. GAAP financial measures to the most comparable U.S. GAAP financial measures, see the Financial Appendix.

Company Overview Business Strategy 2008 vs 2007 Financial Results 2009 Trends Meeting Agenda

1. Company Overview

Company Overview Satmex's Management Team Technical Administrative Revenue Generation John Compton Enlaces Integra (1) Leonardo Alvarado Alterna'TV Luis Stein Chief Financial Officer Octavio Lecona Acting General Counsel Leticia Soto Human Resources DIONISIO TUN Chief Technology Officer Clemente Cabello Business Development Vice President Patricio E. Northland Chief Executive Officer SATMEX (1) Satmex has a 75% ownership stake in Enlaces Integra

Company Overview Satellite Fleet Service Life Manufacturer Footprint Launch Date Orbital Position 2013 Boeing Satellite Systems North, Central and South America and the Caribbean Dec. 5, 1998 116.8° W 2008(1) Boeing Satellite Systems Mexico and South America Oct. 7, 1994 114.9° W 2021 Space Systems / Loral North, Central and South America, the Caribbean and Hawaii May 27, 2006 113.0° W (1) Solidaridad 2 is in inclined orbit Satmex 5 Solidaridad 2 Satmex 6

Company Overview Key Financial Metrics Revenue 2008 $84.0MM EBITDA 2008 $56.9MM EBITDA Margin 67.8% Employees 213 Fixed Satellite Services (FSS) 2008 Revenues $68.3MM 2008 EBITDA $48.9MM EBITDA Margin 71.6% Employees 163 Backlog $164.2MM 2008 Revenues $9.8MM 2008 EBITDA $5.8MM EBITDA Margin 59.0% Employees 42 Backlog $19.1MM 2008 Revenues $5.9MM 2008 EBITDA $2.2MM EBITDA Margin 37.5% Employees(1) 8 (1) Satmex has a 75% ownership stake in Enlaces Integra Alterna'TV Enlaces Integra(1) Broadcasting, Telecommunications, High Speed Internet End-to-End Satellite Broadband Services Based on VSAT Technology Digital Distribution Platform for Latin American Programming in the U.S. Market Nine month period ended September 30, 2008

2. Business Strategy

World Class Execution Combined With Vision to Build Long Term Value "Core Operational Improvement" 2. Financial Performance "On Going Growth Initiatives" "One Time Opportunities" "Strengthen the Capital Structure and Long Term Growth " 3. New Senior Management 1. FSS Revenue Generation 5. Alterna'TV 6. Enlaces Integra 7. Sol 2 8. State Reserve 9. Satmex 7 10. Capital Structure & Financing Alternatives 4. Communication Strategy Business Strategy

Challenge Initiative /Status Goal Low Backlog Inconsistent Pricing Poor Customer Mix Internal incentives for longer term contracts Focusing on segments/applications with longer term capacity usage New rate-card New funnel management process Identify and size attractive markets segments and specific customers Develop specific sales tactics Larger and fewer customers Approach industry standards Renew key contracts at market rates Increase revenue per transponder Increase video and government share of revenue and long-term contracts Strengthen position with growth- oriented customers Avoid sub-scale customers Better loading of transponders Business Strategy

Challenge Initiative /Status Goal EBITDA Performance Expense savings through re- organization Sales initiatives to improve capacity utilization Improved management of all expense items Approach industry margin standard, taking into account relative scale Revenues/ Employee Drive higher revenue per employee Personnel Reorganization plan Approach industry margin standard, No funnel management process Weekly review of the entire funnel and renewal base; specific actions defined across entire organization Executive sponsorship of key clients and contracts Proactive renewal of contracts to migrate risk of unexpected revenue reductions Higher "win" probability Better price practices Business Strategy

Focus in target market segments Size of the opportunities Small Mid term Duration of Customer Relationship Long term Large Networks ( V&D) Corporate Networks Networks (V&D) Small Telcos Small Integrators Occasional Video Service Others Small operators Video & Broadcasting DTH Cable TV distribution IPTV Networks (V&D) Telcos cellular backhaul Telcos High density trunking Integrators Satmex Focus Medium Video & Broadcasting Regional TV Broadcast Government Military Requirements Selected social connectivity programs Networks Broadband data networks Business Strategy

3. 2008 vs 2007 Financial Results

Consolidated FSS Enlaces Alterna'TV Key Indicators 2008 vs 2007 (Million of USD) Nine month period ended September 30, 2008 2008 vs 2007 Financial Results 2008 2007 75.5 58.8 11.5 5.1 84.0 68.3 9.8 5.9 Revenues 2007 COST+EXPENSES W/O D&A 40.2 31.4 6.0 2.8 27.1 19.4 4.0 3.7 * Includes Orbital Incentive Cancellation amounting $11.4 * 2008

Consolidated FSS Enlaces 2007 Alterna'TV 35.2 27.4 5.5 2.3 56.9 48.9 5.9 2.2 EBITDA 2007 EBITDA Margin % 46.7 46.6 47.8 45.5 67.8 71.6 59.4 37.6 2008 2008 Key Indicators 2008 vs 2007 (Million of USD) Nine month period ended September 30, 2008 2008 vs 2007 Financial Results

EBITDA margin 46.7% EBITDA margin 67.8% Consolidated Statements of Operations (Reconciling Items) (Million of USD) Nine month periods ended September 30, 2008 vs 2007 Financial Results 13.1 8.6 35.2 56.9 -5 10 25 40 55 70 Q3-07 EBITDA Revenue Increases Cost & Expenses Decreases Q3-08 EBITDA

Revenues EBITDA Consolidated Statements of Operations (Thousands of USD) - 20,000 40,000 60,000 80,000 100,000 120,000 2004 2005 2006 2007 2008 YTD September 30, 2008 vs 2007 Financial Results

4. 2009 Trends

North America Mexico, Central America and Caribbean South America Supply and Demand Txdr 2008-2012 C-Band Equivalent 36 MHz Txdrs C-Band Supply C-Band Demand Source: Northern Sky Research (NSR) 2007 Report 2009 Trends

Supply and Demand Txdr 2008-2012 Ku-Band Equivalent 36 MHz Txdrs Ku-Band Supply Ku-Band Demand North America Mexico, Central America and Caribbean South America 2009 Trends Source: Northern Sky Research (NSR) 2007 Report

Average Txdr Price by Region Equivalent 36 MHz Txdrs, MM USD Ku Price / Txdr C Price / Txdr North America Mexico, Central America and Caribbean South America 2009 Trends Source: Northern Sky Research (NSR) 2007 Report

Optimize Operating and Financial Performance Maintain the health of the existing satellites Maintain a good relationship with the Mexican Government Secure financing for Satmex 7 Priorities 2009 Trends

APPENDIX

Appendix 2008 vs 2007 Financial Improvements 3Q 08 3Q 07 Revenue FSS 68,256 58,829 Enlaces 9,851 11,494 Alterna'TV 5,925 5,139 Consolidated 84,032 75,462 Cost and expenses FSS 19,376 31,336 Enlaces 4,036 6,040 Alterna'TV 3,705 2,847 Consolidated 27,117 40,223 EBITDA FSS 48,880 27,493 Enlaces 5,815 5,454 Alterna'TV 2,220 2,292 Consolidated 56,915 35,239 D&A 44,807 40,132 Operating Income (loss) 12,108 (4,893) P & L (Thousand of U.S. Dollars) Nine month period ended Sep. 30, EBITDA /REVENUE MARGIN % FSS 71.6% 46.7% Enlaces 59.0% 47.5% Alterna'TV 37.5% 44.6% Consolidated 67.7% 46.7%